Mail Stop 3561

      							August 2, 2005


Mr. Shlomi Hagai
Chief Financial Officer
Mer Telemanagement Solutions, Ltd.
22 Zarhin Street
Ra`anana 43662, Israel

	Re:	Mer Telemanagement Solutions, Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005

		File No. 0-28950

Dear Mr. Hagai:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Notes to the Consolidated Financial Statements

Note 6:  Investments in Affiliate, page F-23

It appears that your investment in Jusan S.A. may be significant as defined by Rule 1-02(w) of Regulation S-X for some or all of the periods presented. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include separate financial statements of Jusan S.A. In your response, please provide us with your calculations.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								/s/ Larry Spirgel
								Assistant Director
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Mr. Shlomi Hagai
Mer Telemanagement Solutions, Ltd.
August 2, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549